FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2008

Commission File Number

     Forbes Medi-Tech Inc.
(Translation of registrant's name into English)

Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [ X ]   Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]   No [  ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 07, 2008	FORBES MEDI-TECH INC.

“Charles A. Butt”
Charles A. Butt
President & CEO

For Immediate Release	February 7, 2008

Forbes Medi-Tech Forecasts Strong Revenue Growth in 2008

Vancouver, Canada Forbes Medi-Tech Inc. (TSX:FMI and NASDAQ:FMTI) today announced its revenue guidance for its sterol based business. The Company anticipates 2008 sales of $9.75 – $10.5 million, an increase of up to 20% compared to the range given for 2007 of $8.75 to $9.25 million. The revenue guidance is primarily based on the contracted and forecasted tonnage of Reducol™, and other value added products for sale into the functional food and dietary supplement markets.

“We continue to demonstrate consistent growth in Reducol™ sales and related products,” said Charles Butt, President and CEO of Forbes Medi-Tech. “Revenues derived from both our European food and US-based dietary supplement businesses showed strong double digit growth in 2007 compared to the previous year. While we continue to build our European business through both line extensions and the opening up of new markets, we also remain committed to launching a US food product containing Reducol™ in the near term.”

“The success of our ingredient business to date has provided us with the platform to develop alternative product forms which will help improve the nutritional business contribution to the Company in the mid term. An example of an alternative product form is the recent filing of two new patents for the protection of finished tablet technology, now being produced at a commercial scale and sold in Australia and New Zealand.”

Forbes Medi-Tech has consistently issued revenue guidance in the past in an effort to provide its shareholders with an updated revenue outlook in a timely manner. The 2008 revenue guidance includes assumptions that the contracted and forecasted amounts will be ordered and shipped as anticipated.

About Reducol™
Reducol™ is a unique ingredient containing plant sterols and stanols, commonly known as phytosterols, or “Sterols”. The combination of a prudent diet and consumption of products containing the recommended amount of Reducol™ may help consumers lower their cholesterol by up to 24%. Additional information on Reducol™ can be found at www.reducol.com

About Forbes Medi-Tech Inc.
Forbes Medi-Tech Inc. is a life sciences company dedicated to the research, development and commercialization of innovative products for the prevention and treatment of life-threatening disease. Our strategy and vision is to develop and market a portfolio of products for the benefit of all consumers, from the healthy person desiring consumer lifestyle products that can help reduce the risk of future disease, to medical patients needing therapeutic prescription products for the treatment of an established ailment. Additional information on Forbes Medi-Tech can be found at www.forbesmedi.com

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For more information, please contact:
Darren Seed
Director, Investor Relations
Telephone: (604) 681-8976
E-mail: dseed@forbesmedi.com

NASDAQ and the Toronto Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the content of this News Release. This News Release contains forward-looking statements and information regarding Forbes financial outlook, Forbes’ strategy and vision, and other information related to future periods. Forward-looking statements and information can be identified by the use of forward-looking terminology such as “anticipates”, “forecasted”, “continue to build”, “remain committed”, “in the near term”, “will”, “assumptions”, or comparable terminology referring to future events or results. Forward-looking statements and information are statements and information about the future and are inherently uncertain. The Company’s actual achievements and other results and occurrences could differ materially from those anticipated in these forward-looking statements and information due to a variety of risks, uncertainties and other factors, including, without limitation, uncertainty whether the Company’s products will be ordered and shipped, competition for customers for the Company’s products, uncertainty whether the Company will be able to capitalize on future financing opportunities and the Company’s need for financing in the near term, which financing is not assured and if not obtained, will materially adversely affect the Company and its ability to continue; intellectual property risks; manufacturing, marketing and supply risks; product liability and insurance risks; changes in business strategy or development plans; the risk of unanticipated costs or expenses; uncertainty whether the Company will realize is strategies and vision; the need for additional research and development, the outcome of which is uncertain; as well as a description of other risks and uncertainties affecting the Company and its business, as contained in the Company’s latest Annual Information Form / Form 20-F, and other news releases and filings with Securities Regulatory Authorities in Canada and the U.S., any of which could cause actual results to vary materially from current results or the Company’s anticipated future results. Forward-looking statements and information are based on the assumptions, beliefs, opinions and expectations of the Company’s management at the time they are made, and the Company does not assume any obligation to update its forward-looking statements or information if those assumptions, beliefs, opinions or expectations or other circumstances should change.